UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lamon and Stern Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4200 Northside Parkway, Building 4, Suite 300
(No. and Street)

Atlanta	GA	30327
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chip Allen	731-668-3825 x104	callen@lamonandstern.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Hollis M. Lamon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lamon and Stern Inc., as of 6/30, 2 23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

TINA L MUSTO NOTARY EXPIRES GEORGIA 12/01/2024 PUBLIC COBB COUNTY

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770 690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lamon & Stern, Inc. (the "Company") as of June 30, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

October 26, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC


Lamon & Stern, Inc.
Statement of Financial Condition
June 30, 2023


Assets

Cash	$	211,862
Accounts receivable		58,717
Prepaid Expenses		482
Furniture and equipment		
net of accumulated depreciation of $50,799		2,719
Due from stockholder		5,205
Federal income taxes receivable		4,400
Deposit with clearing broker-dealer		25,000
Total assets	$	308,385

Liabilities and stockholder's equity
    Liabilities

Accrued commissions	10,097
Accrued compensation	31,617
Accounts payable and accrued expenses	10,055
Total liabilities	51,769

    Stockholder's equity
      Common stock, $1 par value, 100,000 shares authorized,

500 shares issued and outstanding	500
Additional paid-in capital	6,149
Retained earnings	249,967
Total stockholder's equity	256,616

Total liabilities and stockholder's equity	$	308,385


See accompanying notes to financial statements.


Lamon & Stern, Inc.
Statement of Operations
For the year ended June 30, 2023

Revenues	
Fees for account supervision	$ 994,423
Referral fees	41,624
Commissions	1,316
Mutual fund fees	3,902
Interest	789
Total revenues	1,042,054
Expenses	
Commissions, compensation and benefits	735,679
Occupancy and equipment	35,919
Clearing fees	1,108
Technology and communications	6,953
Other expenses	290,999
Total expenses	1,070,658
Net loss before taxes	(28,604)
Income tax expense	-
Net loss	$ (28,604)

See accompanying notes to financial statements.


Lamon & Stern, Inc.
Statement of Cash Flows
For the year ended June 30, 2023


Cash flows from operating activities		
Net loss	$	(28,604)
Items which do not impact cash:		
Depreciation		8,419
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in:		
Accounts receivable		23,132
Other Receivables		8,969
Due from stockholder		(5,205)
Federal income taxes receivable		3,200
Accounts payable and accrued expenses		(15,087)
Accrued commissions		1,762
Accrued compensation		16,037
Net cash provided by operating activities	$	12,623
Cash flows from investing activities		
Purchase of equipment		(10,503)
Net cash used by investing activities		(10,503)
Net increase in cash		2,120
Cash, beginning of year		209,742
Cash, end of year	$	211,862

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year for Income Taxes	$	5,390


See accompanying notes to financial statements.


Lamon & Stern, Inc.
Statement of Changes in Stockholder's Equity
June 30, 2023

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2022	$ 500	$ 6,149	$ 278,571	$ 285,220
Net loss	-	-	(28,604)	$ (28,604)
Balance, June 30, 2023	$ 500	$ 6,149	$ 249,967	$ 256,616

See accompanying notes to financial statements.

1.Nature of Business

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of FINRA (Financial Industry Regulatory Authority).

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer and, as such, is exempt from the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements under Rule 15c3-3.

2.Summary of Significant Accounting Policies

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in a bank located in Georgia. From time to time, balances may exceed FDIC insured limits.

Deposits with Clearing Agent

Deposits are held by a clearing agent as a condition of the Company's Fully Disclosed Clearing Agreement.

Furniture and Equipment

Furniture and equipment are carried at cost. Furniture and equipment are depreciated over five to seven years using straight-line and accelerated methods. Depreciation expense for the year ended June 30, 2023 amounted to $8,419.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

2.Summary of Significant Accounting Policies (Continued)

Revenue From Contracts with Customers

Revenue from contracts with customers includes commission and concession income, referral fees, and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received periodically and are recognized as revenue in the period in which performance obligations are satisfied.

The Company earns referral fees pursuant to a compensation sharing agreement with another broker-dealer. Revenue from this agreement is based upon a percentage of revenues generated by customers referred to the contra party to the agreement by the Company. As the revenue to be received by the contra party is not known until execution of each transaction, the referral fee revenue of the Company is unable to be recognized until that time.

2.Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for net operating loss carry forwards and temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

3.Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (rule 15c3-l), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of June 30, 2023, the ratio of aggregate indebtedness to net capital was .27 to 1 and net capital was $195,190, which exceeded the minimum net capital requirement by $145,190.

4.Employee Benefits

The Company has established the Lamon & Stern, Inc. 401(k) Profit Sharing Plan (the Plan) under Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution savings plan covering substantially all employees of the Company. The Company may, at its discretion, make employer contributions. Discretionary employer contributions to the Plan were approximately $30,000 for the year ended June 30, 2023.

5. Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable or refundable plus effects of deferred taxes. Deferred tax assets and liabilities represent the future tax return consequences of those differences that will be either deductible or taxable when the assets and liabilities are recovered or settled. Deferred income tax effects for the year ended June 30, 2023 were insignificant.

The Company's federal income taxes receivable at June 30, 2023, arises from estimated federal income tax payments made by the Company.

6. Commitments and Contingencies

The Company leases office premises under an informal month to month agreement. Rent expense for the year ended June 30, 2023 was approximately $27,500.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2023.

7. Related Party Transactions

The Company earns referral fee revenue based upon a percentage of revenues generated by customers referred to another broker-dealer by the Company pursuant to a compensation sharing agreement. The Financial and Operations Principal of the Company serves as the Chief Financial Officer of the broker-dealer that is the contra party to the agreement. The Company recognized approximately $42,624 of referral fee revenue during the year ended June 30, 2023 pursuant to this agreement.

The Company, at times, pays for operating expenses for the benefit of its stockholder for which reimbursement is subsequently requested. The balance due from stockholder in the amount of $5,205 as of June 30, 2023, within the accompanying statement of financial condition arose from such payments by the Company that have yet to be reimbursed.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

8. Concentrations

During the year ended June 30, 2023, the Company had one customer that accounted for approximately 28% of total revenues and approximately 21% of accounts receivable at June 30, 2023 were due from same customer.

Supplementary Information


Lamon & Stern, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission Act of 1934
as of June 30, 2023


Net Capital:

Total stockholder's equity	$	256,616
Less non-allowable assets:		
Prepaid expense		(482)
Property and equipment, net		(2,719)
Due from stockholder		(5,205)
Federal income taxes receivable		(4,400)
Accounts receivable, net		(48,620)
		(61,426)
Net capital before haircuts		195,190
Less haircuts		-
Net capital		195,190
Less required net capital		50,000
Excess net capital		145,190
Aggregate indebtedness		51,769
Ratio of aggregate indebtedness to net capital		.27 to 1.0

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5, as amended, as of June 30, 2023.

There is no significant difference between net capital above and net capital as reported in Part II A of Form X-17a-5, as amended, as of June 30, 2023.

Lamon & Stern, Inc.

Schedule II

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of June 30, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the
Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business
activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073.
The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control
Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of June 30, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

With respect to the Information Relating to the Possession or Control Requirements under Rule
15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other
business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No.
34-70073. The Company does not hold customer funds or securities.

LAMON & STERN, INC.

INVESTMENT AND FINANCIAL CONSULTANTS

1266 West Paces Ferry Rd., Suite 511
Atlanta, Georgia 30327
770-951-8411 Fax 770-951-1184

LAMON & STERN, INC.'S EXEMPTION REPORT

Lamon & Stern, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2023, without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to one or more of the following: (1) proprietary trading; (2) effecting securities transactions via subscriptions; and (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

The above statement is true and correct to the best of my and the Company's knowledge.

Hollis M. Lamon, President

August 31, 2023

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770 690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

We have reviewed management's statements included in the accompanying Broker Dealer's Annual Exemption Report in which (1) Lamon & Stern, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lamon & Stern, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Lamon & Stern, Inc. stated that Lamon & Stern, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Lamon & Stern, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Lamon & Stern, Inc. also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Lamon & Stern, Inc. limits its other business activities exclusively to (1) proprietary trading; (2) effecting securities transactions via subscriptions; and (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lamon & Stern, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

October 26, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770 690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Lamon & Stern, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lamon & Stern, Inc. and the SIPC, solely to assist you and SIPC in evaluating Lamon & Stern, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Lamon & Stern, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lamon & Stern, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Lamon & Stern, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

October 26, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC